Filed Pursuant to Rule 433

Registration No. 333-234373

November 4, 2019

NATIONAL OILWELL VARCO, INC.

Pricing Term Sheet

$500,000,000 3.600% Senior Notes due 2029

Issuer:	National Oilwell Varco, Inc.
Security Ratings: (Moody’s / S&P)*:	Baa1 / BBB+
Ratings Outlooks: (Moody’s / S&P)*:	Stable / Stable
Security Type:	Senior Unsecured Notes
Pricing Date:	November 4, 2019
Settlement Date (T+7):	November 14, 2019

Maturity Date:	December 1, 2029
Interest Payment Dates:	June 1 and December 1, beginning June 1, 2020
Principal Amount:	$500,000,000
Benchmark:	1.625% due August 15, 2029
Benchmark Price / Yield:	98-17+ / 1.788%
Spread to Benchmark:	+190 bps
Yield to Maturity:	3.688%
Coupon:	3.600%
Public Offering Price:	99.265%
Optional Redemption:

Make-Whole Call:	At any time prior to maturity, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 30 basis points

Par Call:	At any time on or after September 1, 2029

CUSIP / ISIN:	637071 AM3 / US637071AM31
Net Proceeds (Before Expenses):	$493,075,000

Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

ABN AMRO Securities (USA) LLC

Citigroup Global Markets Inc.

DNB Markets, Inc.

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

Standard Chartered Bank

UniCredit Capital Markets LLC

Co-Managers:	BNP Paribas Securities Corp. Fifth Third Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The information in this pricing term sheet supplements the information provided in the Preliminary Prospectus Supplement dated November 4, 2019. To the extent information in this pricing term sheet conflicts with information in the Preliminary Prospectus Supplement, this pricing term sheet controls.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC at (800) 645-3751.